UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.             )*

RoomeStore, Inc.

(Name of Issuer)

Common Stock, par value $0.01

(Title of Class of Securities)

77638R108

(CUSIP Number)

Brian D. Bertonneau

Corporate Secretary

RoomStore, Inc.

12501 Patterson Avenue

Richmond, VA 23238

(804) 784-7600

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 9, 2010

(Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because § 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g) check the following box  ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

1	NAMES OF REPORTING PERSONS. Curtis C. Kimbrell I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 650,960
	8	SHARED VOTING POWER 1,580
	9	SOLE DISPOSITIVE POWER 650,960
	10	SHARED DISPOSITIVE POWER 1,580
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 652,540
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.4%
14	TYPE OF REPORTING PERSON IN

Item 1.	Security and Issuer.

The title and class of equity securities to which this Schedule 13D relates is the common stock, par value $0.01 per share of RoomStore, Inc., a Virginia corporation (“RoomStore”). The address of the principal executive offices of RoomStore is 12501 Patterson Avenue, Richmond, Virginia 23238.

Item 2.	Identity and Background.

(a) This Schedule 13D is being filed by Curtis C. Kimbrell.

(b) The business address of Mr. Kimbrell is c/o RoomStore, Inc., 12501 Patterson Avenue, Richmond, VA 23238.

(c) Mr. Kimbrell is President, Chief Executive Officer and Director of RoomStore, Inc., 12501 Patterson Avenue, Richmond, VA 23238.

(d) – (e) During the last five years, Mr. Kimbrell has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); and (ii) has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Mr. Kimbrell is a citizen of the United States.

Item 3.	Source and Amount of Funds or Other Consideration.

On August 9, 2010 Mr. Kimbrell purchased 200,000 shares of RoomStore common stock on the open market at a purchase price of $0.75 per share using his personal funds. Mr. Kimbrell did not borrow any funds to acquire any of the securities.

Item 4.	Purpose of Transaction.

The shares beneficially owned by Mr. Kimbrell were acquired for investment purposes. Depending on his evaluation of the RoomStore’s business and prospects and upon future developments, including, but not limited to, stock market and general economic conditions, Mr. Kimbrell may from time to time acquire additional shares, or dispose of shares, of the RoomStore’s common stock.

Mr. Kimbrell does not have any plans or proposals which relate to, or would result in, any one or more of the matters described in Items 4(b)-(j) of Schedule 13D.

Item 5.	Interest in Securities of the Issuer.

(a) Mr. Kimbrell directly owns 210,235 shares of the RoomStore, representing approximately 2.1% of the shares outstanding. Mr. Kimbrell may be deemed to share voting and dispositive power over and additional 1,580 shares held by WCK Enterprises, Inc., of which Mr. Kimbrell is a 50% owner.

Mr. Kimbrell is deemed to beneficially own an additional 440,725 shares that he currently has the right to acquire through the exercise of stock options granted to Mr. Kimbrell by the RoomStore under it’s June 1, 2006 Equity Plan. The 440,725 shares when combined with the 210,235 shares currently owned by the Mr. Kimbrell and the 1,580 shares held by WCK Enterprises, Inc., represent approximately 6.4% of the shares currently outstanding, calculated in accordance with Rule 13d-3(d)(1)(i) of the Securities Exchange Act of 1934.

(b) Number of shares as to which the Reporting Person has:

Sole power to vote: 650,960

Shared power to vote: 1,580

Sole dispositive power: 650,960

Shared dispositive power: 1,580

(c) Other than the August 9, 2010 transaction described in Item 3 of this Schedule 13D, Mr. Kimbrell has effected the following transactions in RoomStore’s common stock during the past sixty days:

Date	Number of shares purchased	Price
June 14, 2010	500	$1.05
June 17, 2010	2,500	$1.05
June 17, 2010	2,500	$1.00
June 28, 2010	87	$0.84

Such purchases were made on the open market using Mr. Kimbrell’s personal funds.

(d) No person other than Mr. Kimbrell has the right to receive or the power to direct the receipt of dividends from, or proceeds from the sale of, the shares reported as being beneficially owned by Mr. Kimbrell on this Schedule 13D.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

There are no other contracts, arrangements, understandings or relationships (legal or otherwise) among Mr. Kimbrell and any other persons with respect to any securities of the RoomStore, including, but not limited to, transfer or voting of any securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.

Item 7.	Material to Be Filed as Exhibits.

Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: August 18, 2010

Signature:	/S/ CURTIS C. KIMBRELL